18006664

RMS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 22 2018
Washington DC
416

SEC FILE NUMBER
8- 50828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDF Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Sedgwick Drive
(No. and Street)

Englewood (City) CO (State) 80113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Durnford 303-867-7749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak, LP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite, Suite 600 (Address) Denver, (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Joseph M Durnford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDF Capital Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

3-8-18

Title

SEE ATTACHED CERTIFICATE

DATE 3/8/18 NOTARY INITIALS JR

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this

8th day of March, 2018

by Joseph W. Durnford,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature [signature]

JASON BIRD
COMM...2214972
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Oct. 18, 2021
BCT3

ADDITIONAL INFORMATION (OPTIONAL)

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of pages 1 Document Date 3/8/2018

none
(Additional information)

NOTARY PUBLIC CONTACT INFORMATION

The UPS Store
668 N Coast Hwy
Laguna Beach, CA 92651

949-494-4420 tel
949-494-9850 fax

store0120@theupsstore.com
www.TheUPSStore.com/0120

JDF Capital Advisors, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017
AND FOR THE YEAR THEN ENDED

JDF Capital Advisors, LLC
Table of Contents

Singer
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
JDF Capital Advisors, LLC

We have audited the accompanying statement of financial condition of JDF Capital Advisors, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Singer Lewak LLP

February 5, 2018

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761

877.754.4557

JDF CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH	$13,037
ACCOUNTS RECEIVABLE OTHER	1,810
OTHER CURRENT ASSETS	190
TOTAL ASSETS	$15,037

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$9,000
TOTAL LIABILITIES	9,000
MEMBER'S EQUITY	6,037
	$15,037

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUE:		
	Interest income	$ 2
	Total revenues	2
EXPENSES:		
	Regulatory expenses	6,649
	Professional fees	9,000
	Total expenses	15,649
NET (LOSS)		$(15,647)

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

BALANCE, December 31, 2016	$4,884
Contributions	16,800
Net (loss)	(15,647)
BALANCE, December 31, 2017	**$6,037**

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$(15,647)
Adjustment to reconcile net (loss) to net cash (used in) operating activities:	
(Increase) in Accounts Receivable Other	(1,810)
Decrease in Other Current Assets	927
(Decrease) Accounts Payable – Related Party	(1,100)
Increase Accounts Payable	8,500
Net cash (used in) operating activities	(9,130)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Contributions	16,800
Net cash provided by financing activities	16,800
NET INCREASE IN CASH	7,670
CASH, at beginning of year	5,367
CASH, at end of year	**$13,037**
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

JDF Capital Advisors, LLC (the "Company") is a Colorado limited liability company which was formed November 1, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's sole member is JD Ford Holdings Company, LLC dba JD Ford & Company.

Revenue Recognition

The Company accrues transaction advisory and consulting fees as they are earned. Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

Customer Agreement

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company reports as a partnership for income tax purposes. Accordingly, its member is responsible for any income taxes related to its net income.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $5,847 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) as of December 31, 2017 was 1.54 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONTINGENCIES

The Company's sole purpose is to transact any securities related business on behalf of its sole member. The Company's sole member operates as a consultant where it participates in mergers and acquisitions for a fee. Due to this, the Company is considered to be economically dependent on its sole member's operations. The Company does not require office space, had no employees and conducted no business in 2017. Accordingly, no management fee was charged by the sole member during the year.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. There were no additional events that require disclosure or recognition in these financial statements.

SUPPLEMENTARY SCHEDULE

JDF CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

CREDIT:		
	Member's equity	$6,037
DEBIT:		
	Non-allowable assets	190
NET CAPITAL		5,847
Minimum requirements of 6-2/3% of aggregate indebtedness of	$100 or $5,000, whichever is greater	5,000
	Excess net capital	**$847**
AGGREGATE INDEBTEDNESS		**$9,000**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.54 to 1**

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

JDF Capital Advisors, LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2017

JDF Capital Advisors, LLC relies on Section K (2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

Singer Lewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISIONS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Managing Member
JDF Capital Advisors, LLC
Englewood, Colorado

We have reviewed management's statements, included in the accompanying JDF Capital Advisors, LLC's Exemption Report, in which (a) JDF Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which JDF Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) JDF Capital Advisors, LLC stated that JDF Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JDF Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDF Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of 17 C.F.R. § 240.15c3-3.

Singer Lewak LLP

February 5, 2018

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761
877.754.4557

JDF Capital Advisors, LLC
Exemption Report
(Confidential pursuant to Rule 17a-5(e)(3))

JDF Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

At no time during the calendar year ended December 31, 2017 did JDF Capital Advisors, LLC hold on behalf of customers any securities, cash, notes, or other financial instruments, nor did it custody funds on behalf of customers.

JDF Capital Advisors, LLC

I, Joseph M. Durnford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Joseph M Durnford
Managing Member
December 31, 2017

Reaffirmed:

Joseph M Durnford
Managing Member
February 5, 2018

Singer
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member
JDF Capital Advisors, LLC
Englewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by JDF Capital Advisors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the General Ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

e. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761
877.754.4557

To the Managing Member
JDF Capital Advisors, LLC
Page Two

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Singer Lewak LLP

February 5, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JDF CAPITAL ADVISORS, L.L.C.
SEDGWICK DRIVE
ENGLEWOOD, CO 80113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ ----
B.	Less payment made with SIPC-6 filed (**exclude interest**) ____________ Date Paid	(----)
C.	Less prior overpayment applied	(----)
D.	Assessment balance due or (overpayment)	----
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	----
F.	Total assessment balance and interest due (or overpayment carried forward)	$ ----
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **Total (must be same as F above)** $ ----	
H.	Overpayment carried forward $(----)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDF CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 5 day of Feb, 20 2018.

Joseph M Durnford, Managing Member / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	----
(2) Net loss from principal transactions in securities in trading accounts.	----
(3) Net loss from principal transactions in commodities in trading accounts.	----
(4) Interest and dividend expense deducted in determining item 2a.	----
(5) Net loss from management of or participation in the underwriting or distribution of securities.	----
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	----
(7) Net loss from securities in investment accounts.	----
Total additions	----
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	----
(2) Revenues from commodity transactions.	----
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	----
(4) Reimbursements for postage in connection with proxy solicitation.	----
(5) Net gain from securities in investment accounts.	----
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	----
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	----
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	----
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ----	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----	
Enter the greater of line (i) or (ii)	----
Total deductions	----
2d. SIPC Net Operating Revenues	$ 2
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ ----
	(to page 1, line 2.A.)